Exhibit 99.1

FOR IMMEDIATE RELEASE	October 3, 2013

Micromem Technologies Inc.: Provides Update

Toronto, New York, October 3rd, 2013: Micromem Technologies Inc. (the “Company”) (CNSX: MRM, OTCBB: MMTIF) through its wholly owned subsidiary Micromem Applied Sensor Technologies Inc. (MAST), provides the following update:

1.

Our automotive company client has completed the draft specification for the oil plug sensor suite which includes the MAST sensor. On October 2nd , our client advised that they will schedule a meeting during this month to direct the Tier 1 manufacturer to us. The Company will work directly with the Tier 1 manufacturer to coordinate next steps.

2.

We previously reported that the beta version of our measuring technology unit has been shipped to our international energy company client. With the completion of this phase, we have now invoiced our client approximately $100,000 USD in accordance with contract terms.

3.

The prototype production board that MAST has developed was fully tested by GSI Westwind (“GSI”) and met or performed better than all of the specification requirements that they stipulated. The unit performed at a rotation speed of 250,000 rpm with a tolerance specification of 0.25%, where the acceptable tolerance level stipulated by GSI was 9%.

The Company was advised on October 2nd by GSI that their Board of Directors has decided to cease operation of their high speed DC motor development due to competitive technology pressures, and, accordingly, the project that MAST has been engaged on with GSI since 2011 has been terminated. MAST owns all of the IP related to the development work that it has completed and now can deal with end users and other manufacturers directly.

4.

We have previously reported the development contract with a second energy company which was amended in August with total billings of approximately $25 million USD tied to successive milestones. We have now submitted our initial invoice of approximately $90,000 in accordance with the contract terms. Stage 1, Particle Synthesis results has been reported positive. MAST has synthesized nano sized magnetic particles that have special chemical coatings. When these particles are illuminated with a blue laser they fluoresce green which allows MAST to distinguish them from competing background impurities when in an opaque liquid environment. Our patented nano particle detector platform is capable of detecting 20 nm particles at concentrations below 1 part per billion (see photo of Particle Synthesis).

5.	The developments with GSI referred to above do not have a material impact on management’s estimates of the overall revenue potential previously reported.

About Micromem and MASTInc
MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC BB: MMTIF, CNSX: MRM) company. MASTInc responsibly analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement
This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CNSX or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

Listing: NASD OTC-Bulletin Board - Symbol: MMTIF
                 CNSX - Symbol: MRM
Shares issued: 153,129,827
SEC File No: 0-26005
Investor Contact: info@micromeminc.com; Tel. 416-364-2023
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RPI-NC-01
35·7nm
19·3nm
JEOL
2
LEI
3.0kV
X60,000
WD 9.7mm
100nm